EXHIBIT 4(nn)

4 August 1999

Mr Yuen Tin Fan (Francis)
Present

Dear Francis

We have pleasure to inform you that your employment with Pacific Century Asset Management (HK) Limited is to be transferred to Pacific Century CyberWorks Limited ("PCCW") effective 4 August 1999. Upon transfer, all terms and conditions of employment that you are presently enjoying will remain unchanged. The years of service you have accumulated with the Group will also be recognized and, therefore, will not affect your accumulated entitlement under the Provident Fund Plan which will be transferred to PCCW. All your other accrued entitlement such as annual leave will be carried forward in your continued employment.

To cope with our future expansion, we are presently undergoing a company restructuring exercise. It will be likely that your employment will ultimately be transferred again to a subsidiary of PCCW in order to better reflect your area of responsibilities. However, such transfer, again, will have no effect on the terms and conditions of employment.

We need your support to lay the foundation for the future success of PCCW. Please signify your acceptance to the above by signing and returning the duplicate of this letter.

Yours sincerely

Peter To
Deputy Chairman Pacific Century CyberWorks Limited

I confirm acceptance to the transfer of my employment from Pacific Century Asset Management (HK) Limited to PCCW effective 4 August 1999 and understand that it will have no effect on the terms and conditions of my employment.

38th Floor, Citibank Tower, Citibank Plaza, 3 Garden Road, Central, Hong Kong, Tel: 852 2514 8888 Fax: 852 2524 4375

Dated the                       day of                               1996

PACIFIC CENTURY ASSET MANAGEMENT (HK) LIMITED

and

YUEN TIN FAN FRANCIS

SERVICE AGREEMENT

P. C. WOO & CO.
Solicitors & Notaries
1225 Prince's Building,
Central, Hong Kong

SERVICE AGREEMENT

Dated the                         day of                         1996

PARTIES

(1)            PACIFIC CENTURY ASSET MANAGEMENT (HK) LIMITED whose registered office is situate at 38th Floor, Citibank Tower, Citibank Plaza, 3 Garden Road, Central, Hong Kong (the "Company"); and

(2)            YUEN TIN FAN FRANCIS, the holder of Hong Kong Identity Card No. E492872(9) of 9B, No 43 Repulse Bay Road, Hong Kong (the "Executive").

WHEREAS:-

1              The Company is a company incorporated in Hong Kong with its liabilities limited by share capital as more particularly defined in its Memorandum and Articles of Association.

2              The Company is desirous of engaging the services of the Executive and appointing the Executive as a director of the Company on the terms and conditions contained in this Agreement.

3              The services of the Executive shall be beneficially enjoyed by the Company and other companies of the Group (as hereinafter defined) which operates internationally.

NOW THIS AGREEMENT PROVIDES AS FOLLOWS:-

PART I - INTERPRETATION AND GENERAL PROVISIONS

1               INTERPRETATION

1.1            In this Agreement, unless the context otherwise requires, the following words and expressions shall bear the meanings set opposite them:-

Expression		Meaning

1.1.1	Associate	a Subsidiary and or any other company which is for the time being a holding company (as defined by the Companies Ordinance) of the Company or another subsidiary of any such holding company, and a company over which the Company or such holding company, their subsidiaries or other subsidiaries, whether jointly or individually has control. For the purposes of this definition, control by one company over another shall mean the right to acquire or hold 20% or more of the issued share capital or voting power in such company.

1.1.2	Board	the Board of Directors of the Company for the time being.

1.1.3	Chairman	the Chairman appointed by the Board from time to time and who is at the date hereof Mr. Richard Tzar Kai Li.

1.1.4	Companies Ordinance	the Companies Ordinance, Chapter 32 of the Laws of Hong Kong.

1.1.5	Confidential Information	any secret confidential or private information:-

		1.1.5.1	relating to the dealings, organisation, business, finance, transactions or any other affairs, strategy or relationships of any company within the Group or its clients or customers;

		1.1.5.2	relating to research and development, market research or intelligence or the working of any process or invention which is carried on or used by any company of the Group during the term of this Agreement; or

		1.1.5.3	in respect of which any such company is bound by an obligation of confidence to any third party.

1.1.6	Group	the Company, the companies listed in Schedule One and such other Associates as the Board may in its absolute discretion at any time specify.

1.1.7	the Restricted Territory	the countries and places at which, during the term and as at the termination of engagement under this Agreement, the Company and the Executive shall agree in writing from time to time are those in which the Company or any company within the Group has a business operation, a representative office or branch or a substantial active investment.

1.1.8	Service Territory	Hong Kong

1.1.9	Subsidiary	a subsidiary (as defined under section 2(4)-(6) of the Companies Ordinance) of the Company.

1.2            Words importing one gender include all other genders and words importing the singular include the plural and vice versa.

1.3            Any reference to a statutory provision shall be deemed to include a reference to any statutory modification or re-enactment of it.

1.4            The clause headings do not form part of this Agreement and shall not be taken into account in its construction or interpretation.

1.5            Any reference to the Executive shall if appropriate include his personal representatives.

1.6            References in this Agreement to any clause, sub-clause, schedule or paragraph without further designation shall be construed as references to the clause, subclause, schedule or paragraph of this Agreement so numbered.

PART II - THE ENGAGEMENT

2               THE ENGAGEMENT

2.1            In consideration of the service fee more particularly set out in Clause 5, the Executive agrees to serve the Company as a director of the Company with the title of "Deputy Chairman of the Group" reporting at all times to the Chairman and the Board and shall render his services subject to and on the terms and conditions herein set out. The Company shall use its best endeavours to procure that the Executive is appointed as a director of each of the other main operating companies in the Group.

2.2           The Executive undertakes to devote substantially the whole of his time and attention and abilities during normal business hours and at such other times as the Company or his duties may reasonably require to the business and affairs of the Company and the Group.

3               TERM OF ENGAGEMENT

3.1           The Executive shall provide his services and discharge his duties as a director of the Company and shall faithfully and diligently perform such duties and exercise such powers may from time to time be assigned or vested in him and shall not do anything that is harmful to the Company or any other company in the Group. For the avoidance of doubt the terms of this Agreement are included without prejudice to the Executive's implied duty of fidelity.

3.2           Subject to Clause 17 and termination by the Company for cause prior to the expiry of this Agreement, the engagement shall be for an initial period of three years commencing on 1st June 1996 and expiring on 31st May 1999.

3.3            Unless the Company and the Executive shall otherwise agree in writing, the engagement shall continue after the expiry date specified in Clause 3.2 until terminated by either party giving to the other not less than 6 months' notice in writing which can commence on any day of the month or as provided below.

4               DUTIES

4.1            During the engagement under this Agreement, the Executive shall undertake the following within the Service Territory:-

4.1.1         perform the duties and exercise the powers which the Board or the Chairman may at any time and from time to time properly assign to him in his capacity as a director or in connection with the business and affairs of the Company or of any other member of the Group (including performing duties as requested at any time and from time to time by the Board or the Chairman, serving on the board of such other members of the Group or on any other executive body or any committee of such a company); and

4.1.2         do all in his power to promote develop and extend the business of the Company and of the companies in the Group and at all times and in all respects conform to and comply with the proper and reasonable directions and regulations at any time and from time to time made by the Board or the Chairman.

4.2            The Executive shall carry out his duties and exercise his powers, and the Board or the Chairman may at any time and from time to time require the Executive to cease performing or exercising any one or more of the duties or powers for the time being assigned to him.

4.3            The Executive shall work at such place as the Board or the Chairman may at any time and from time to time reasonably require for the proper performance and exercise of his duties and powers, and he may be required to travel on the business and affairs of the Company or of the Group anywhere in the world save and except where there is hazard to life because of the outbreak of war or armed conflict or for health reasons.

4.4            If the Company requires the Executive to work permanently at a place which necessitates a move from his present address the Company shall reimburse the Executive for all removal expenses directly and reasonably incurred as a result of the Company's requirement.

5               REMUNERATION AND STARTING SERVICE FEE

5.1            During the engagement under this Agreement, the Company agrees and undertakes to pay the Executive for the services provided by him a service fee of HK$4,500,000.00 per annum (or such higher rate as the Company may at its absolute discretion from time to time decide or award) by twelve (12) equal monthly instalments of HK$375,000.00 payable in arrears on the 28th day of every calender month. The Company shall in its absolute discretion review and may in its absolute discretion increase the service fee annually in May of each year effective from the 1st day of June immediately following.

5.2            In addition to the service fee, the Company shall during each of the first three years of service pay the Executive a bonus of HK$4,500,000.00 on 31st May in each of those years, the first payment being made on 31st May 1997. Thereafter the Company may in its absolute discretion on the 31st day of March in each subsequent year during the continuance of this Agreement pay an annual bonus to the Executive in such amount, if any, as the Company may decide upon.

5.3            All directors fees or remunerations of whatsoever nature received by the Executive from any company in the Group, other than from the Company pursuant to the terms of this Agreement shall be paid back to the Company.

6                COMPANY CAR

6.1            The Company will supply the Executive with a car appropriate to the status of the Executive as a director of the Company. The Company will pay the running costs incurred and provide a driver while the Executive is on Company business together with all insurance and maintenance costs. The car is for the exclusive use of the Executive and under no circumstances shall he lend the car to any other person.

6.2            The Executive shall at all times take good care of the car and ensure that the provisions and conditions of any insurance policy relating to it are observed. He shall return the car and its keys to the Company at an address to be given by the Company immediately upon the termination of the engagement under this Agreement howsoever arising.

7                EXPENSES

                 The Company shall by way of reimbursement pay or procure to be paid to the Executive all reasonable travelling hotel and other expenses properly incurred by the Executive in or about the performance of the Executive's duties under this Agreement provided that the Executive, if so required by the Company, provides reasonable evidence of the expenditure in respect of which the Executive claims reimbursement.

8               PENSION SCHEME

8.1            During the engagement under this Agreement the Executive shall be entitled to become a member of the Agostino Provident Fund Plan, and the Company and the Executive (if so required) shall promptly pay all contributions due thereunder.

8.2            Full details of the Executive's participation in the Agostino Provident Fund Plan are provided in the Plan Rules from time to time amended or revised, which shall form part of the terms and conditions of the engagement under this Agreement.

9               ILLNESS

9.1           The Executive shall continue to be paid the service fee during his absence due to incapacity through illness or injury as advised by a medical doctor appointed by the Company for a total of up to 21 days in any period of twelve (12) months commencing from 1st April in each year during the continuance of this Agreement.

9.2           Thereafter, if the absence of the Executive is due to incapacity through illness, or injury caused other than in the course of rendering services under this Agreement, the Executive shall continue to be paid the service fee only at the discretion of the Company.

9.3            If the Executive is absent, due to incapacity through illness or injury, for more than 21 days in any period of twelve (12) months, and such illness or injury was caused in the course of rendering services under this Agreement, the Company shall continue to pay the Executive the service fee for a period of up to 26 weeks.

9.4            If the Executive's absence shall aggregate in all 26 weeks in any period of 52 consecutive weeks the Company may terminate the engagement of tie Executive by one month's notice in writing given on a date at any time after the end of the 26th week. In that event the Company shall pay to the Executive a sum equal to 1 month's service fee from the date of termination of the engagement.

9.5           If the incapacity of the Executive shall be or appear to be occasioned by actionable negligence of a third party in respect of which damages are or may be recoverable the Executive shall immediately notify the Board of that fact and of any claim, compromise, settlement or judgment made or awarded in connection with it and the Executive shall give to the Board all particulars the Board may reasonably require and shall if required by the Board refund to the Company that part of any damages recovered relating to loss of earnings for the period of the incapacity as the Board may reasonably determine provided that the amount to be refunded shall not exceed the amount of damages or compensation recovered by the Executive less any costs borne by the Executive in connection with the recovery of such damages or compensation and shall not exceed the total service fee paid to the Consultant in respect of the period of the incapacity.

10             MEDICAL BENEFITS

10.1          During the engagement under this Agreement the Executive, his spouse and his children shall be entitled to participate in the Pacific Century Group Medical Scheme without any charge.

10.2          Full details of the Executive's participation in the Pacific Century Group Medical Scheme are published from time to time by any member of the Group, which shall form part of the terms and conditions of the engagement under this Agreement.

11              HOLIDAYS

During the engagement under this Agreement the Executive shall be entitled to up to 36 working days' leave with pay per calender year, which shall be taken only at such time or times as previously agreed with the Board or the Chairman. Any leave not taken by the Executive in any calender year shall not be carried down or accumulated to the next calender year or other calender years.

12             TIME AND ATTENTION

12.1          Save and except as otherwise agreed in writing by the Company, during the engagement under this Agreement the Executive undertakes that he shall not, without the prior written consent of the Board (which consent may be given or withheld by the Company in its absolute discretion), be directly or indirectly engaged, concerned or interested in any trade or business or the setting up of any trade or business:-

12.1.1       which is similar to or in competition with the business carried on by the Company or any other company in the Group or any part of such business; or

12.1.2       which is a supplier or customer of the Company or any other company in the Group in relation to its goods or services.

12.2          Nothing in this Clause 12 shall operate to preclude the Executive from holding or being otherwise interested in any shares or other securities of any company which is for the time being quoted on any recognised stock exchange so long as the interest of the Executive in such shares or securities does not extend to more than 1% of the total amount of such shares or securities.

13             DISCLOSURE OF INFORMATION

13.1         The Executive undertakes that he will, as soon as practicable and in any event within 21 days from the date hereof, and thereafter once in every 6 months during the engagement under this Agreement, disclose to the Company in writing full details of all companies, wherever incorporated, in the share or loan capital or other securities of which, and all other commercial entities or bodies, including partnerships and whether or not incorporated in which, he and/or his associates are interested, legally or beneficially or through any agent, giving full particulars of the nature and extent of such interests; where any interest so disclosed is in a company or other entity which itself has any interest in another company or other entity, the Executive shall, to the extent that he or his associates is aware of it, disclose the nature and extent of such interest; and

13.2          all directorships and advisory appointments which he holds.

13.3          At all times during the continuance of this Agreement, the Executive shall promptly disclose to the Company in writing full details of:-

13.3.1      all interests of the type described in Clause 13.1 which are acquired or disposed of by him and/or his associates after the date hereof but so that this obligation shall not apply to interests which have an aggregate market value of less than US$50,000, interests of the Executive and his associates being aggregated for this purpose and interests which are associated or connected with each other in any way also being aggregated; where any acquired interest so disclosed is in a company or other entity which itself has any interest in another company or other entity, the Executive will, to the extent that he or his associates is aware of it, disclose the nature and extent of such interest; and

13.3.2       all directorships and advisory appointments which he acquires or ceases to hold after the date hereof.

13.4          Save as provided for in Clause 13.5, the Executive shall, if so required at any time by the Company, dispose (and cause his associates to dispose) of any interest disclosed or required to be disclosed as contemplated by Clauses 13.1 or 13.2.1. The Executive shall also, if so required at any time by the Company, cease to hold any directorship, partnership interest or advisory appointment required to be disclosed under Clauses 13.1 or 13.3.1.

13.5          Without altering the duty of the Executive to make the necessary disclosure provided above, nothing in Clause 13.4 shall operate to require the Executive to dispose of any interest which he bona fide holds as an investment of a personal nature provided that such interest is not in conflict with the business or affairs of the Company or any company in the Group.

13.6          For the purposes of this Agreement, the Executive's associates are his spouse and infant children (and the trustees of any trust for his or any of their benefit, including any discretionary trust of which he or any of them is a potential discretionary object pursuant to a trust instrument or a letter of wishes).

13.7          The Executive shall not be deemed to have committed a breach of this Agreement on account of any holding of a beneficial interest in any company or the holding of any personal investment on the part of the Executive if the Executive has made disclosure of the full nature and extent of the interest to the Company as required under this Agreement and has obtained from the Company its consent in writing as to the continued holding of such interest.

13.8          The Executive shall promptly disclose to the Chairman or the Board any information which comes into his possession which affects adversely or may affect adversely the Company or any company in the Group or the business of the Company or any company in the Group. Such information shall include, but shall not be limited to the plans of any employee (whether alone or in concert with other employees) to join a competitor or to establish a business in competition with the Company or any company in the Group, the misuse of any employee of any Confidential Information or any steps taken by any employee to implement such plans.

14             INVENTIONS

14.1          The parties foresee that the Executive may either solely or jointly with others make discover or create intellectual property or develop business concepts or ideas in the course of the Executive's duties under this Agreement and the parties agree that in this respect the Executive has a special obligation to further the interests of the Group.

14.2         If at any time during the engagement the Executive makes or discovers or participates in the making or discovery of any intellectual property or business concepts or ideas contained in any medium whatsoever provided by the Company or belonging to the Executive personally, relating to or capable of being used in the business for the time being carried on by the Group, full details of the intellectual property, business concepts or ideas shall immediately be communicated by him to the Company and such intellectual property, business concepts or ideas shall become the absolute property of the Company. At the request and expense of the Company the Executive shall give and supply all such documents information data reports estimates drawings and assistance as may be requisite to enable the Company to exploit such intellectual property, business concepts and ideas to the best advantage. The Executive shall execute all documents and do all things which may be necessary or desirable for obtaining patents or other protection for the intellectual property, business concepts or ideas in such parts of the world as may be specified by the Company and for vesting the same in the Company or as it may direct.

14.3         The Executive irrevocably appoints the Company to be his attorney in his name and on his behalf and as his acts and deeds or otherwise to sign, seal and deliver or otherwise to execute or do any such instrument or thing and generally to use his name for the purpose of giving to the Company the full benefit of the provisions of this clause, and a certificate in writing signed by any director or the secretary of the Company in favour of any third party that any instrument or act falls within the authority conferred by this clause shall be conclusive evidence that such is the case.

14.4          Rights and obligations under this Clause shall continue in force after termination of this Agreement in respect of intellectual property business concepts and ideas made during the engagement under this Agreement and shall be binding upon the Executive's representatives.

15             DISCLOSURE OF BUSINESS OPPORTUNITY

15.1         The Executive shall promptly disclose to the Board or the Chairman all information or material which at any time shall have come to his knowledge or into his possession which may be used by the Company or any other member of the Group for the carrying on or development of its or their existing businesses or the development of a new business.

15.2          Unless and until the Board or the Chairman states in writing that the Company or any company in the Group is not interested in applying or developing the relevant information or material, the Executive shall not under any circumstances divulge to any person or company whatsoever such information or material or otherwise make use of any of such information or material.

16             CONFIDENTIALITY

16.1          The Executive is aware that in the course of the engagement under this Agreement he will have access to and be entrusted with Confidential Information, business concepts and ideas and information in respect of the business and financing of the Company (and likewise in relation to the Group) and its dealings transactions and affairs all of which information is or may be confidential.

16.2        The Executive undertakes to the Company that he shall not (except in the proper performance of his duties under this Agreement) at any time during or after the period of this engagement under this Agreement (without limitation in time) divulge or communicate to any person whatsoever or otherwise make use of (and shall use his best endeavours to prevent the publication or disclosure of) any of the Company's Confidential Information, or that of any of the companies in the Group: This obligation shall continue to apply after the termination of the Executive's employment without limit in point of time but shall cease to apply to information ordered to be disclosed by a court of competent jurisdiction or otherwise be required to be disclosed by law.

16.3         All notes and memoranda of any Confidential Information of any company in the Group which shall be acquired received or made by the Executive during the course of this engagement shall be the property of the respective company in the Group and shall be surrendered by the Executive to someone duly authorised in that behalf at the termination of this engagement or at the request of the Board or the Chairman at any time during the course of this engagement.

17             SUMMARY DETERMINATION OF ENGAGEMENT

17.1          The engagement of the Executive may be terminated by the Company on summary notice and without compensation:-

17.1.1        if he is guilty of any gross default or misconduct in connection with or affecting the business or affairs of the Company or any member of the Group;

17.1.2        in the event of any serious or repeated breach or non-observance by him of any of the material stipulations contained in this Agreement;

17.1.3        if he becomes bankrupt or makes any composition or enters into any deed of arrangement with his creditors;

17.1.4       if he is convicted in any court of competent jurisdiction wherever in the world for any criminal offence (other than an offence under road traffic legislation);

17.1.5       if he shall become of unsound mind or become a patient under the Mental Health Ordinance (Chapter 136 of the Laws of Hong Kong);

17.1.6      if a judgment of a court of competent jurisdiction shall be given or entered against him in any civil proceedings instituted by a party other than the Company or any company in the Group, in which there is against him any proven allegation of fraud or dishonesty;

17.1.7        if he is convicted of an offence or censured under any present or future statutory enactment or regulations relating to insider dealings, or the creation of a false market for securities;

17.1.8        if he unreasonably refuses to comply with any lawful order or direction of the Board;

17.1.9      being appointed as a director of the Company or any company in the Group he acts in a manner that constitutes a breach of fiduciary duty;

17.1.10       if he conducts himself in a manner that constitutes a breach of his duty of fidelity to the Company;

17.1.11      if he acts in such a manner as to cause the Company or any member of the Group to come into disrepute; or

17.1.12      if he acts otherwise in a manner which would entitle the Company to terminate the engagement with summary notice at common law.

17.2          In the event of the Executive's engagement being determined by the Company's service of a 6 months notice under Clause 3.3, the Company shall continue to pay him all service fee up to the termination of the engagement of the Executive at the expiry of 6 months. The Company shall be under no obligation to vest in or assign to the Executive any powers or duties or to provide any work for the

                 Executive. The service of a notice to terminate is without prejudice to the right of the Company to exclude the Executive from any premises of the Company or any company within the Group.

17.3          On the termination of this Agreement howsoever arising, the Executive shall at any time and from time to time thereafter at the request of the Company forthwith deliver to the Company all books, documents, papers, materials, and other property of the Company or of any member of the Group which may then be in his possession or under his power, custody or control.

17.4         On the termination of this Agreement howsoever arising, the Executive shall resign immediately from all directorships or offices appointed by any company within the Group.

17.5         A waiver of previous breaches of any provision of this Agreement shall not amount to a waiver of future breaches and delay on the part of the Company does not amount to a waiver.

17.6         The Company shall be entitled in its absolute discretion to suspend the Executive from his duties hereunder while any investigation into his conduct is pending.

18             RECONSTRUCTION OR AMALGAMATION

                 If the engagement of the Executive under this Agreement is terminated by reason of the liquidation of the Company for the purpose of reconstruction or amalgamation and he is offered engagement with any concern or undertaking resulting from the reconstruction or amalgamation on terms and conditions not less favourable than the terms of this Agreement, then he shall take up such engagement and shall have no claim against the Company in respect of the termination of this engagement under this Agreement.

19              NON-SOLICITATION

                 The Executive covenants with the Company that he will not for the period of 2 years after ceasing to be engaged under this Agreement without the prior written consent of the Board in connection with the carrying on of any business similar to or in competition with the business of any company in the Group on his own behalf or on behalf of any person firm or company directly or indirectly:-

19.1         seek to procure orders from or accept or do business with any person firm or company who has at any time during the 2 years immediately preceding such cesser done business with the Group; or

19.2          endeavour to entice away from any company in the Group employ or otherwise engage any person  who has at any time during the 2 years immediately preceding such cesser been employed or engaged by any company in the Group, provided that nothing in this clause shall operate to prohibit the seeking or procuring of orders or the doing of business not relating or similar to the business or businesses of the Group described above.

20              NON-COMPETITION

20.1          Subject to clause 21.2 below, the Executive covenants and undertakes with the Company that he will not within the Restricted Territory for the period of one year after the determination of the engagement under this Agreement, without the prior written consent of the Board, either alone or jointly with or as manager agent consultant or employee of any person firm or company, directly or indirectly carry on or be engaged in any activity or business which shall be in competition with the business of any member of the Group: Provided that if any such restriction shall be adjudged to be void as going beyond what is reasonable in all the circumstances for the protection of the interests of the Group, but which would be valid if the period of the restriction be reduced to 6 months, the said restriction shall apply with such modifications as may be necessary to make it valid and effective.

21             BUSINESS OF THE GROUP

21.1          For the purposes of Clauses 19 and 20, the business of the Group shall be as defined in Schedule Two. The Executive acknowledges that the items now included in Schedule Two are existing business of the Group, and agrees that the terms of Schedule Two shall be as agreed by the Company and the Executive in writing from time to time. In agreeing to this means of defining the Business of the Group for the purposes of this Agreement, the Executive acknowledges and agrees that the business of the Group is in its developmental stage and has yet to develop into businesses which are capable of being presently defined.

21.2          For the avoidance of doubt, the restraints imposed on the Executive shall not extend to the Executive's interests in passive investments in

21.2.1       companies that are listed or quoted on any major stock exchange (which shall be defined as any one of the London, New York, Tokyo, Paris, Frankfurt, Milan Hong Kong or Australian stock exchanges or any other stock exchanges agreed between the parties) provided always that firstly the interest or holding of the Executive in any such company shall not for the time being exceed 1% of the issued share capital thereof and secondly, the Executive shall not have any position as a manager, executive, director or otherwise be involved with the operation of such company ; or

21.2.2       real property.

22             EXECUTIVE'S PARTICIPATION IN INVESTMENTS

                The parties agree that the Executive may at his option, and on terms to be agreed with the Chairman or such other person or company as he shall designate, participate in the future investments of the Company or those of any company in the Group by contributing his own capital, whether by way of equity or by loan. Each such participation shall in any event not exceed 25% of that invested by way of equity or by loan by the Company or any company in the Group. In this connection, neither the Company nor any company in the Group make any representation or warranty to the Executive as to the likelihood or prospect of any future businesses or investments.

PART III - MISCELLANEOUS PROVISIONS

23             WARRANTY AND UNDERTAKING AS TO LITIGATION

23.1          Save as disclosed in writing, the Executive hereby represents, warrants and undertakes to the Company that:-

23.1.1        he is not engaged, either as claimant or plaintiff, or defendant or respondent, in any litigation, arbitration, disciplinary or administrative proceedings of any nature in Hong Kong or anywhere in the world;

23.1.2       no order has been made, petition presented or notice served for the bankruptcy of the Executive at any time;

23.1.3       the Executive is not subject to any distress for rent, execution or other process for the enforcement of any judgment or award in any court of law; and

23.1.4       the Executive is not in possession of any unsatisfied written demand threatening any litigation, arbitration or other legal proceedings or events.

23.2          The Executive further warrants and undertakes that:-

23.2.1       upon becoming aware of the actual, impending or threatened occurrence of any event after the date of this agreement that can reasonably be expected to cause or constitute one of the matters set out in Clause 23.1 above (including, without limitation, the receipt of a letter of demand or notice from any person), he will forthwith give written notice to the Company, and, if so requested by the Company, provide full disclosure of such matters to the Company and/or use his best endeavours at his own cost promptly to prevent or remedy the same; and

23.2.2        he will not institute any litigation, arbitration, disciplinary or administrative proceedings against any person, as claimant or plaintiff, either alone or jointly with any other person, without the prior written consent of the Company.

24              NOTICES

                 Notices may be given by either party by letter addressed to the other party at, in the case of the Company, its registered office for the time being and, in the case of the Executive, his last known address. Any notice given by letter shall be deemed to have been given at the time at which the letter would be delivered in the ordinary course of post or if delivered by hand upon delivery, and in proving service by post it shall be sufficient to prove that the notice was properly addressed and posted.

25             APPLICABLE LAW

25.1          This Agreement is governed by and shall be construed in accordance with the laws of Hong Kong.

25.2          The parties to this Agreement submit to the non-exclusive jurisdiction of the courts of Hong Kong.

26             SEVERABILITY OF UNENFORCEABLE PROVISIONS

                 The parties consider the restrictions contained in this Agreement to be reasonable in all the circumstances. If however, any restriction shall fail for any technical reason unforeseen, it is now agreed and declared that if any such restrictions shall be adjudged to be void as going beyond what is reasonable in all the circumstances for the protection of the interests of the Company, but which would be valid if part of the wording thereof were deleted or the period of the restriction thereof were reduced, the said restriction shall apply with such modifications as may be necessary to make it valid and effective.

AS WITNESS the hands of the parties or of their duly authorised representatives the day and year first above written.

SIGNED by	)
for and on behalf of PACIFIC	)
CENTURY ASSET MANAGEMENT	)
(HK) LIMITED in the presence of:-)

SIGNED by YUEN TIN FAN FRANCIS	)
in the presence of:-)

SCHEDULE ONE

The following companies shall constitute the Group for the time being the Company
Pacific Century Group Limited
KL II Enterprises Inc.
Pacific Century Finance (BVI) Limited
Pacific Century Finance (Cayman Islands) Limited
Pacific Century Securities Limited
Pacific Century Telecommunications Limited
Pacific Century Group Holdings Limited
Pacific Century GC Holdings Inc.

and the respective holding companies, subsidiaries and Associates of each of the companies.

SCHEDULE TWO

The following is the Business of the Group for the time being: -

1               Infrastructure, land and property development.

2               The investment in and the provision of advisory, management and operational services in insurance, reinsurance and insurance related business activities.

3               The provision of services in securities dealing and investment banking.

4               The purchase of interests in private on public companies with a view to improving their financial performance and/or to seek a listing or sale in part or in whole with a view to financial gain.